MESOBLAST FINANCIAL RESULTS AND CORPORATE UPDATE WEBCAST Melbourne, Australia; August 27 and New York, USA; August 26, 2025: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, will host a webcast to discuss operational highlights and financial results for the full year ended June 30, 2025. The webcast will begin at 8.30am AEST, Friday, August 29; 6.30pm EDT, Thursday, August 28, 2025. It can be accessed via: https://webcast.openbriefing.com/msb-fyr-2025/ The archived webcast will be available on the Investor page of the Company’s website: www.mesoblast.com About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications are expected to provide commercial protection extending through to at least 2041 in major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast Release authorized by the Chief Executive. Exhibit 99.1

For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Allison Worldwide Emma Neal T: +1 603 545 4843 E: emma.neal@allisonworldwide.com Media – Australia BlueDot Media Steve Dabkowski T: +61 419 880 486 E: steve@bluedot.net.au